UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 001-14260
The GEO Group, Inc. 401(k) Plan
(Full title of the plan)
The GEO Group, Inc.
(Name of issuer of securities held pursuant to the Plan)
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC. 401(K) PLAN

DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

To the Corporate Retirement Committee
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statements of net assets available for benefits of The GEO Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Tampa, Florida
June 14, 2010

THE GEO GROUP, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Guaranteed interest account	$7,865,677	$6,815,279
Mutual funds	18,584,164	13,336,497
The GEO Group, Inc. unitized stock account	4,596,985	3,982,137
Participant loans	2,010,859	1,875,798

	33,057,685	26,009,711

Employer’s contributions receivable	30,793	—

Net assets available for benefits at fair value	33,088,478	26,009,711

Adjustment from fair value to contract value for interest in guaranteed interest account relating to fully benefit-responsive investment contract	(330,599)	90,581

Net assets available for benefits	$32,757,879	$26,100,292

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,304,229
Interest and dividends	524,728

4,828,957

Contributions:
Participant	3,791,603
Employer	1,037,160
Rollover	834,573

5,663,336

Total additions	10,492,293

Deductions from net assets attributed to:
Benefits paid to participants	3,763,879
Administrative expenses	70,827

Total deductions	3,834,706

Net increase in net assets available for benefits	6,657,587

Net assets available for benefits, beginning of year	26,100,292

Net assets available for benefits, end of year	$32,757,879

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Plan Description
Plan Description — The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999, January 1, 2007, and January 1, 2009 by The GEO Group, Inc. (the “Company”) as a defined contribution plan. The 2009 amendment allows participants, from entities that were acquired by the Company, to rollover their outstanding loans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.
Participation — An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.
Contributions and Allocations — The Plan permits tax-deferred contributions from 1% to 75% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.
The Company may contribute to the Plan either annual or bi-weekly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year. Total participant contributions are subject to certain limitations established by the IRC.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.
Participant Loans — Participants may borrow from their accounts a minimum of $1,000 and a maximum not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2009 and 2008 ranged from 4.25% to 9.25%. Participant loans are valued at cost plus accrued interest, which approximates fair value.
Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested amounts totaled approximately $206,000 and $186,000, respectively. Any non-vested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions and/or payment of eligible administrative expenses. The Company utilized approximately $146,000 of forfeitures for the payment of employer contributions and approximately $15,000 of forfeitures for payment of eligible administrative expenses for the year ended December 31, 2009.

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Plan Description (continued)
Vesting — Participants vest in the Company’s contributions upon completion of three years of vesting service, as defined in the Plan. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.
Payment of Benefits — Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or the employee’s vested benefit may be used to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded as reductions to net assets when paid.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of Fair Value Measurements.
While investment contracts held by a defined-contribution plan are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The contract value is the relevant measurement since it represents the amount that the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Fair Value Measurements — Accounting standards provides a framework for measuring investments at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).
Three levels of inputs may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Significant Accounting Policies (continued)
Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
The GEO Group, Inc. Unitized Account - The GEO Group, Inc. unitized account is based on cash held in the account plus the ending quoted closing price of the common stock of the Company that is held by the account on the last day of the Plan year and is classified within level 1 of the valuation hierarchy.
Guaranteed Interest Account - These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which is invested in the general assets of MassMutual Life Insurance Company who guarantees a fixed interest rate. The investment contracts are classified within level 3 of the valuation hierarchy.
Participant Loans - Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — Fair Value of Investments
See Fair Value Measurements in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.
Below are the Plan’s financial instruments carried at fair value on a recurring basis at December 31, 2009 and 2008 by the fair value hierarchy levels described in Note 2:

	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical Assets	Observable	Unobservable	Total
December 31, 2009:	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Fair Value
Assets:
Guaranteed interest account	$—	$—	$7,865,677	$7,865,677
Mutual funds	18,584,164	—	—	18,584,164
Unitized stock account	4,596,985	—	—	4,596,985
Participant loans	—	—	2,010,859	2,010,859

Total assets	$23,181,149	$—	$9,876,536	$33,057,685

	Quoted Prices in
	Active Markets for	Significant	Significant
	Identical Assets	Observable	Unobservable
December 31, 2008:	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total Fair Value
Assets:
Guaranteed interest account	$—	$—	$6,815,279	$6,815,279
Mutual funds	13,336,497	—	—	13,336,497
Unitized stock account	3,982,137	—	—	3,982,137
Participant loans	—	—	1,875,798	1,875,798

Total assets	$17,318,634	$—	$8,691,077	$26,009,711

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2009:

				Sales,
				Issuances,
			Interest	Maturities,
	Beginning	Appreciation of	and	Settlements,	Ending Fair
	Fair Value	Investments	Dividends	Net	Value
Guaranteed interest account	$6,815,279	$—	$307,301	$743,097	$7,865,677
Participant loans	1,875,798	—	—	135,061	2,010,859

Total	$8,691,077	$—	$307,301	$878,158	$9,876,536

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Investments
Investments that represent 5% or more of the net assets available for benefits at December 31, 2009 and 2008 are as follows:

		2009		2008
			Market		Market
		Shares	Value	Shares	Value
Diversified Bond (SAGIC), at contract value		651,888	$7,535,078	616,502	$6,905,860
Mass Mutual Premier Focused International Fund	*	N/A	N/A	151,443	1,332,718
Mass Mutual Select Strategic Bond Fund	**	N/A	N/A	235,358	1,969,952
Mass Mutual Select Core Opportunities Fund		210,796	1,734,849	224,037	1,451,776
Mass Mutual Select Indexed Equity Fund		391,846	4,004,665	409,137	3,359,030
Mass Mutual Select Small Company Value Fund		169,060	1,854,593	191,155	1,657,329
Mass Mutual RidgeWorth Total Return Bond Fund	**	188,789	2,038,926	N/A	N/A
The GEO Group, Inc. Unitized Stock Account		387,686	4,596,985	405,833	3,982,137

*	Investment balance represents less than 5% of net assets available for benefits at December 31, 2009.

**	The plan did not have investments in these funds as of December 31, 2009 or 2008, respectively.
The following summarizes the net appreciation (including gains and losses on investments bought, sold and held during the year) in the fair value of investments for the year ended December 31, 2009:

Mutual funds	$3,498,240
Unitized stock account	805,989

Net appreciation in fair value of investments	$4,304,229

Note 5 — Guaranteed Interest Account
In 2007, the Plan entered into a benefit-responsive investment contract with the State Street Bank Diversified Bond Fund (the “SAGIC Fund”). The SAGIC Fund maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by the SAGIC Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by the SAGIC Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 5 — Guaranteed Interest Account (continued)
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $7,865,677 and $6,815,279 at December 31, 2009 and 2008, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The guaranteed interest account does not allow the crediting interest rate below zero percent.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
The guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with investment agreement.

	2009	2008
Average yields
Based on actual earnings	3.73%	4.22%
Based on interest rate credited to participants	3.73%	4.22%
Note 6 — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Note 7 — Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated November 20, 2000, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Note 8 — Administrative Expenses
The Plan pays for all costs of Plan administration, which includes third-party administrator fees. The costs of administration are passed on to the participants ratably based on participant balances.

THE GEO GROUP, INC. 401(K) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Note 9 — Party-In-Interest Transactions
Certain Plan investments held during 2009 and 2008 are managed by MML Investors Services Inc., a subsidiary of Mass Mutual Life Insurance Company (“Mass Mutual”), the Plan’s third-party administrator. Mass Mutual is the trustee for the Plan’s mutual funds and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in The GEO Group, Inc. unitized stock account, which primarily holds common stock of the Company and therefore, these transactions qualify as party-in-interest transactions.
Note 10 — Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Supplemental Information

THE GEO GROUP, INC. 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held as End of Year)
December 31, 2009

(a)	(b)	(c)	(e)
		Description of investment
	Identity of issue	including maturity date,
	borrower, lessor or	rate of interest, collateral,	Current
	similar party	par or maturity value	value

		Guarantee Interest Accounts:
	State Street Bank	Diversified Bond (at contract value)	$7,535,078

		Pooled/Mutual Funds:
*	Mass Mutual Life Insurance	Holding Account	50,192
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement, Inc Fund	168,519
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2010 Fund	909,546
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2020 Fund	1,378,543
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2030 Fund	1,005,230
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2040 Fund	873,894
*	Mass Mutual Life Insurance	Mass Mutual Destination Retirement 2050 Fund	6,273
*	Mass Mutual Life Insurance	Mass Mutual Select Large Cap Value Fund	374,678
*	Mass Mutual Life Insurance	Mass Mutual Select Core Opportunities Fund	1,734,849
*	Mass Mutual Life Insurance	Mass Mutual Select Indexed Equity Fund	4,004,665
*	Mass Mutual Life Insurance	Mass Mutual Premier Capitalization Appreciation Fund	454,903
*	Mass Mutual Life Insurance	Mass Mutual Select Mid-Cap Value Fund	526,475
*	Mass Mutual Life Insurance	Mass Mutual Select Mid-Cap Growth Equity II Fund	914,275
*	Mass Mutual Life Insurance	Mass Mutual Select Small-Cap Value Equity Fund	77,664
*	Mass Mutual Life Insurance	Mass Mutual Select Small Company Value Fund	1,854,593
*	Mass Mutual Life Insurance	Mass Mutual Select Small-Cap Growth Equity Fund	232,115
*	Mass Mutual Life Insurance	Mass Mutual Premier Global Fund	368,821
*	Mass Mutual Life Insurance	Mass Mutual Premier Focused International Fund	1,610,003
*	Mass Mutual Life Insurance	Mass Mutual RidgeWorth Total Return Bond Fund	2,038,926

			18,584,164

		Unitized Account:
*	The GEO Group, Inc.	The GEO Group, Inc. unitized stock account	4,596,985

		Participant Loans:
		Participant loans (interest rates of 4.25%
*	Participant loans	to 9.25%, maturing no later than 2015)	2,010,859

		Total	$32,727,086

*	Party-In-Interest as defined by ERISA

**	Column (d) cost information is not presented as these assets are self-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group Inc. 401(k) Retirement Plan
Date: June 17, 2010	/s/ Brian R. Evans
BRIAN R. EVANS
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm – Cherry, Bekaert & Holland, L.L.P.